Exhibit 99.1
Check-Cap Announces Receipt of Nasdaq Minimum Bid Price Notification
ISFIYA, Israel and BOSTON, Jan. 19, 2018 /PRNewswire/ -- Check-Cap Ltd. (CHEK) (the "Company" or "Check-Cap") (NASDAQ: CHEK, CHEKW), a clinical-stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule for preparation-free, colorectal cancer screening, today announced that the Company received a letter from Nasdaq (the "Letter"), indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2) which requires listed securities to maintain a minimum bid price of $1.00 per share.
The Letter has no immediate effect on the Company's Nasdaq listing or the trading of its ordinary shares. According to the Letter, the Company has 180 calendar days, or until July 17, 2018, to regain compliance with the minimum bid price requirement. The Company can regain compliance, if at any time during this 180 day period, the closing bid price of its ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance and this matter will be closed. If the Company cannot demonstrate compliance by the end of the grace period, the Nasdaq's staff will notify the Company that its ordinary shares is subject to delisting. The Company may then be eligible for an additional 180 day grace period if it meets the Nasdaq Capital Market's initial listing standards with the exception of the minimum bid price requirement.
During the grace period, as may be extended, Check-Cap's ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol "CHEK".
About Check-Cap

 Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free colorectal cancer screening.
Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.
Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.
Investor Contacts
Vivian Cervantes
PCG Advisory
+1-646-863-6274
vivian@pcgadvisory.com

Meirav Gomeh-Bauer
+972-54-4764979
 Meirav@bauerg.com